Mail Stop 6010   February 24, 2009

Mr. Photios Michalargias
Chief Financial Officer
Helix BioPharma Corp.
305 Industrial Parkway South, #3
Aurora, Ontario, Canada L4G 6X7

Re: Helix BioPharma Corp.
Form 20-FR/12G filed February 5, 2009
File No. 000-53508

 Dear Mr. Michalargias:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-FR

General

   1. Please update the discussion throughout the document to the most recent date
       practicable.

   2. Please note that where we provide examples to illustrate what we mean by our
       comments, they are examples and not exhaustive lists. If our comments are
       applicable to portions of the filing that we have not cited as examples, please
       make the appropriate changes in accordance with our comments.

3. In your response letter, please state or refer to our comment number and then explain each change you have made in response to a comment. In addition, please reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context and expedite our review.

4. We note you have filed an application for confidential treatment for a number of exhibits. Comments related to any request for confidential treatment will be provided in a separate letter. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

5. Please advise us whether your are voluntarily filing the registration statement pursuant to Section 12(g)(1) of the Exchange Act. If so, please be advised that pursuant to Section 12(g)(1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed by operation of law. As of that date you will be required to file 1934 Act reports in accordance with Sections 12(g) and 13(a) of the Exchange Act. If you have not resolved all outstanding comments by that time, you may withdraw the registration statement to delay such automatic effectiveness and refile it at such time as you can comply with these comments.

Risk Factors

"As a "foreign private issuer", Helix is exempt from certain sections of the Exchange Act. . .", page 17.

6. Revise the second to last sentence of this risk factor to state clearly that, because you are a foreign private issuer, your officers, directors and principal shareholders are exempt from *Exchange Act Section 16's short-swing insider disclosure and profit recovery provisions*.

"The Company's finances may fluctuate based on foreign currency exchange rates", page 26.

7. Disclose the foreign currencies in which the noted purchase transactions and recognized financial assets and liabilities have been denominated, and which have given rise to foreign exchange risks.

Mr. Photios Michalargias
Helix BioPharma Corp.
February 24, 2009

"The Company does not currently qualify for listing on a U.S. national exchange. . .", page 27.

8.   The comparative corporate governance discussion at p. 27 is much too long for a risk factor. Revise this risk factor by discussing only the major differences between Canadian corporate governance requirements and those of a U.S. national securities exchange, such as Nasdaq, which could present a material risk to investors. You may move the lengthier, more comprehensive comparative corporate governance discussion to the section entitled "Significant Differences with Applicable U.S. Law" (p. 94).

Summary of Quarterly Results (Canadian GAAP), page 51

9. Please revise your disclosure of revenue and net loss for the first quarter of fiscal 2009 to present the information on a consistent basis with the rest of the data contained in the tables.

Management's Responsibility for Financial Information, page F-1

10. You disclose that KPMG LLP audited the consolidated financial statements for the years ended July 31, 2008, 2002 and 2006. It appears that this disclosure should reference the years ended July 31, 2008, 2007 and 2006. Please revise your disclosure accordingly.

Financial Statements, page F-1

Note 11 - Differences between generally accepted accounting principles in Canada and the USA, page F-33

11. Please refer to your disclosure on page F-36 regarding recent accounting pronouncements. Please tell whether you have evaluated the applicability of EITF Issue 07-5 to your outstanding warrants, and revise your disclosures as appropriate.

*   *   *

Mr. Photios Michalargias
Helix BioPharma Corp.
February 24, 2009

<u>General</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Photios Michalargias
Helix BioPharma Corp.
February 24, 2009

You may contact Dana Hartz, Accountant at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director